                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)


                           --------------------------


                            LNR PROPERTY CORPORATION
                                (Name of Issuer)

                           --------------------------


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    501940100
                                 (CUSIP Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                DECEMBER 26, 2002
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------------------------------------------------------------------------------------------
CUSIP No. 501940100                             13D                      Page 2 of 12 Pages
          ---------
------------------------------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           MFA LIMITED PARTNERSHIP
------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)[X]
                                                                                                (b)[ ]
------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

------------------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS

           NOT APPLICABLE
------------------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
------------------------------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER

    NUMBER OF     ------------------------------------------------------------------------------------
      SHARES       8.   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           8,188,630
       EACH       ------------------------------------------------------------------------------------
    REPORTING      9.   SOLE DISPOSITIVE POWER
   PERSON WITH

                  ------------------------------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        8,188,630
------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,188,630
------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.8%
------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON

           PN
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
CUSIP No. 501940100                             13D                      Page 3 of 12 Pages
          ---------
------------------------------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           LMM FAMILY CORP.
------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)[X]
                                                                                                (b)[ ]
------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

------------------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS

           NOT APPLICABLE
------------------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
------------------------------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER

     NUMBER OF
       SHARES       ----------------------------------------------------------------------------------
    BENEFICIALLY       8.   SHARED VOTING POWER
      OWNED BY
        EACH                9,637,830
     REPORTING      ----------------------------------------------------------------------------------
    PERSON WITH        9.   SOLE DISPOSITIVE POWER


                    ----------------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            9,637,830
------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,637,830
------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   [ ]

------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.1%
------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON

           CO
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
CUSIP No. 501940100                             13D                      Page 4 of 12 Pages
          ---------
======================================================================================================
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           MARITAL TRUST I CREATED UNDER AMENDED AND RESTATED REVOCABLE TRUST
           AGREEMENT DATED JUNE 8, 2001
------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)[X]
                                                                                                (b)[ ]
------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

------------------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS

           NOT APPLICABLE
------------------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

------------------------------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER
    NUMBER OF
      SHARES      ------------------------------------------------------------------------------------
   BENEFICIALLY        8.   SHARED VOTING POWER
     OWNED BY
                            9,637,830
       EACH       ------------------------------------------------------------------------------------
    REPORTING          9.   SOLE DISPOSITIVE POWER
   PERSON WITH
                  ------------------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            9,637,830
------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,637,830
------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.1%
------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON

           OO
======================================================================================================


                               Page 4 of 12 Pages

------------------------------------------------------------------------------------------------------
CUSIP No. 501940100                             13D                      Page 5 of 12 Pages
          ---------
------------------------------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           THE MILLER CHARITABLE FUND, L.P.
------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a)[X]
                                                                                                (b)[ ]
------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

------------------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS

           NOT APPLICABLE
------------------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
------------------------------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER


                   -----------------------------------------------------------------------------------
     NUMBER OF         8.   SHARED VOTING POWER
       SHARES
    BENEFICIALLY            1,449,200
      OWNED BY     -----------------------------------------------------------------------------------
        EACH           9.   SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH
                   -----------------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            1,449,200
------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,449,200
------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.8%
------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON

           PN
------------------------------------------------------------------------------------------------------


                               Page 5 of 12 Pages

     This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 12, 1997 by MFA Limited Partnership.


ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c) The persons filing this Amendment are MFA Limited Partnership (the "Partnership"), a Delaware limited partnership, The Miller Charitable Fund, L.P., a Delaware limited partnership (the "Fund"), LMM Family Corp. (the "Corporation"), a Delaware corporation, which is the sole general partner of the Partnership and of the Fund, and Marital Trust I ("Marital Trust I") created under the Leonard Miller Amended and Restated Revocable Trust Agreement dated June 8, 2001 (the "Leonard Miller Revocable Trust Agreement"), which owns all of the outstanding voting stock of the Corporation. Stuart A. Miller is the trustee of Marital Trust I. The principal offices of the Partnership, the Fund, the Corporation and Marital Trust I are located at 700 Northwest 107th Avenue, Miami, Florida, 33172.

     (d)-(e) None of the Partnership, the Fund, the Corporation or Marital Trust I, nor any of the officers or directors of the Corporation or the Trustee of Marital Trust I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to Federal or state securities laws or found any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a)-(b)The Partnership is the beneficial owner of 8,188,630 shares of Class B Common Stock of the Company, which may at any time be converted into common stock of the Company at the rate of one share of common stock for each share of Class B Common Stock that is converted. The Fund is the beneficial owner of 1,449,200 shares of Class B Common Stock of the Company, which may at any time be converted into common stock of the Company at the rate of one share of common stock for each share of Class B Common Stock that is converted. Prior to his death on July 28, 2002, Leonard Miller was the sole trustee of a revocable trust that was the sole stockholder of the Corporation and he was directly or indirectly the sole beneficial owner of the Fund. Upon Leonard Miller's death, ownership of the Corporation was transferred to Marital Trust I and ownership interests in the Fund passed to various trusts and entities. On September 27, 2002 (effective August 30, 2002), the Corporation became the sole general partner of the Fund. As the sole general partner of the Partnership and the Fund, the Corporation has the power to cause the Partnership and the Fund to vote, or to dispose of, securities which it owns. Marital Trust I, as the sole holder of the voting stock of the Corporation, and Stuart Miller, as the trustee of Marital Trust I, indirectly has the power to cause the Partnership and the Fund to vote, or to dispose of, securities which it owns. Therefore, for purposes of Section 13 under the Securities Exchange Act of 1934, as amended,
(i) the Partnership is the beneficial owner, with shared voting and dispositive power, with regard to a total of 8,188,630 shares of common stock of the Company, (ii) the Fund is the beneficial owner, with shared voting and dispositive power, with regard to a total of 1,449,200 shares of common stock of the Company, and (iii) each of the Corporation and Marital Trust I is the beneficial owner, with shared voting and dispositive power, with regard to a total of 9,637,830 shares of common stock of the Company.

     Stuart Miller, who also is the beneficial owner of those 9,637,830 shares of common stock of the Company, has reported his ownership on a separate
Schedule 13D. In addition to being a beneficial owner of the 9,637,830 shares of common stock of the Company, on December 30, 2002, Mr. Miller owns 455,165 shares of common stock (including 150,000 restricted shares and 83 shares he holds through the Company's savings plan) and 100,000 shares of Class B Common Stock, which are convertible at any time into 100,000 shares of common stock, and holds options to purchase 139,855 shares of common stock, of which options to purchase 63,927 shares were exercisable or would become exercisable within 60 days. Therefore, for


                               Page 6 of 12 Pages
purposes of Section 13 under the Securities Exchange Act of 1934, as amended, Stuart Miller is the beneficial owner with sole direct or indirect voting and dispositive power of 10,256,922 shares.

     Giving effect to the conversion into common stock of all the shares of Class B Common Stock beneficially owned, respectively, by the Partnership, the Fund, the Corporation and Marital Trust I, and based upon the information as to outstanding shares contained in the Company's Report on Form 10-Q for the period ended August 31, 2002, (i) the shares of common stock of which the Partnership is the beneficial owner constitute 25.8% of the outstanding shares of common stock, (ii) the shares of common stock of which the Fund is the beneficial owner constitute 5.8% of the outstanding shares of common stock, and (iii) the shares of common stock of which each of the Corporation and Marital Trust I is the beneficial owner constitute 29.1% of the outstanding shares of common stock.

     Each share of Class B Common Stock entitles the holder to cast 10 votes, while each share of common stock entitles the holder to cast one vote. Therefore, the 9,637,830 shares of Class B Common Stock with regard to which the Corporation and Marital Trust I have shared voting power entitles the holder to cast a total of 96,378,300 votes, which is 79.4% of all the votes that may be cast at a meeting of the Company's stockholders.

     (c) During the past sixty days, none of the Partnership, the Fund, the Corporation or Marital Trust I effected any transactions in the Company's common stock, except that (a) on December 17, 2002, the Fund transferred 100,000 shares of Class B Common Stock to Stuart Miller in exchange for 100,000 shares of common stock from Stuart Miller, and (b) on December 26, 2002, the Fund transferred 100,000 shares of common stock to The Miller Family Foundation, Inc. as a charitable contribution.

     (d) Susan Miller, the wife of Leonard Miller, is the income beneficiary, with limited rights to withdraw principal, of Marital Trust I and of Marital Trust II created under the Leonard Miller Revocable Trust Agreement, and is the settlor and income beneficiary of the Susan Miller Revocable Trust. Marital Trust II and the Susan Miller Revocable Trust each owns directly or indirectly limited partner interests in the Partnership.

     Stuart Miller, Leslie Saiontz (Stuart Miller's sister) and Jeffrey Miller (Stuart Miller's brother) and their living descendents are income beneficiaries, with in some instances limited rights with regard to principal, of trusts which own directly or indirectly limited partner interests in the Partnership.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A -- Amended Joint Filing Agreement dated December 30, 2002.




                               Page 7 of 12 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2002



                          MARITAL TRUST I UNDER LEONARD MILLER AMENDED AND RESTATED REVOCABLE TRUST AGREEMENT DATED JUNE 8, 2001


                          By /s/ Stuart A. Miller
                            ----------------------------------------------
                             Stuart A. Miller, Trustee


                          LMM FAMILY CORPORATION


                          By /s/ Stuart A. Miller
                            ----------------------------------------------
                            Stuart A. Miller, President


                          MFA LIMITED PARTNERSHIP
                             By LMM FAMILY CORPORATION, General Partner



                          By /s/ Stuart A. Miller
                            ----------------------------------------------
                            Stuart A. Miller, President


                          THE MILLER CHARITABLE FUND, L.P.
                          By:LMM Family Corp.
                             its Sole General Partner


                          By: /s/ Stuart A. Miller
                             ---------------------------------------------
                             Name:  Stuart A. Miller
                             Title:    President


                               Page 8 of 12 Pages